Term Sheet: Next Group Holdings, Inc. and CP+B

Next Group Holdings, Inc. (OTC:PLKD) and CP+B have agreed to enter into a partnership where CP+B's Product + Brand Invention group will work on the following projects: Under-Banked Card Launch to commence upon execution of term sheet. Upon completion of the Under-Banked Card project, the Video Platform Launch project will commence thereafter.

Project 1: Under-Banked Card Launch

Next Group Holdings would like to collaborate with CP+B's Product & Brand Invention Group to disrupt the mobile banking industry (analogous to Netflix killing the brick and mortar Blockbuster stores). Step one is to develop their general purpose reloadable (GPR) bank card by targeting the under-banked market. This card will enable users to safely deposit their money, have the ability to shop by debit card, send funds to family living outside the US for substantially lower fees that are currently being paid through payday check cashing and Western Union. In addition, these cardholders will be rewarded with points that can be turned into free international calling.

Phase One Scope of Work (project to run approx. 14-16 weeks.)

Part 1: Research, Strategy and Brand Platform (4-6 weeks)

- Competitive audit of the check cashing market and sending cash internationally to developing countries outside the established banking system.
- Immersive analysis of the mobile banking landscape with an emphasis on GPR cards.
- Investigate and understand personality makeup of key consumer (under-banked) and their needs.
- Investigate reward benefits for this consumer group that can help them with their lives.
- Integrate macro-cultural insights that ensure brand relevance and increase product loyalty.
- Determine Next Group Holdings optimal product mix.

Deliverables:

- Qualitative research evaluation / interpretation.
- Define product offering.
- Target Opportunities.
- Identify tension between product offering/brand promise and cultural/banking conventions.
- Map out banking conventions vs our proposed disruptions.
- Pillars / Principles (brand platform).
- Recommendation of app feature set (short and long term).
- Determine MVP of launch product focused on Mexican/Latin American/Cuban user base.

Part 2: Brand Identity - Look, Feel and Tone (4-6 weeks)

- Develop a cohesive, emotional and own-able personality through written and visual elements, including identity, type kit, color palette and vernacular.

Deliverables:

- Conception of brand name.
- Creation of the brands' look, feel, brand voice and ethos.
- Development of brand identity based upon strategic platform.
- Creation of print/digital brand book to be used to share the company story and mission for online consumers, potential B2B partners, investors and shareholders.
- Design of GPR Card, welcome kit and unboxing experience.

- Development of User Experience and Interface for accompanying App in conjunction with AVYDA Israeli development team.

Part 3: App Design and Marketing Execution (6 weeks and to overlap with part 2)

- Development of final deliverables to launch card to target market.

Deliverables for the Next banking program

- Ideate app design (look and feel of app (excludes app coding/programming).
- Development of merchant promotional kit for in-store signage and relevant marketing at participating bodegas.
- Development of merchant training program and best practices.
- Development of creative for integrated marketing campaigns for the US market (assets to be pre-determined based on Next Group's marketing budget).
- Creation of business development strategy to partner with symbiotic companies (i.e. Vonage, US Government's Lifeline Assistance Program, etc.).

Project 2: Video Platform Launch

NEXT Group Holdings (NGH) would like to collaborate with CP+B's Product + Brand Invention Group to disrupt the telepresence/broadcast video landscape and further democratize people's abilities to broadcast live. They have created IP collaborating with Cisco Systems to put Fortune 100 telepresence capabilities into the hands of everyday people. This changes single point to multi-point broadcasting in a big way. It's an evolution from Skype (limited to 8 people), Periscope/Meerkat (live video, texting interaction) to a platform that is Live Video / Interactive / HD quality over very low bandwidth / allowing 10,000 concurrent users / seamless interface between laptop, tablet, mobile device. Facebook is very aggressively going after Live Video promotion, but their offering is very limited in comparison to this. With this technology, consumers, celebrities and organizations can publicly broadcast in HD to as many as 10,000 fans. Unlike existing live video technologies, the viewers can be seen by the broadcaster and chosen to interact with by simply touching their HD video feed, creating a closer connection with their fan base.

Phase One Scope of Work (project to run approx. 14-16 weeks.)

Part 1: Research, Strategy and Brand Platform (4-6 weeks)

- Competitive audit of the consumer and enterprise video platform market.
- Immersive analysis of target customer markets to include Education, Medical, Fashion, Celebrity and Gaming. (Note: Education analysis to occur under NEXT Card scope of work).
- Investigate and understand personality makeup of end consumer and their needs.
- Investigate commerce component as this relates to customers purchasing access to enterprise and how they would monetize the service.
- Integrate macro-cultural insights that ensure brand relevance and increase product loyalty.

Deliverables:

- Qualitative research evaluation / interpretation.
- Define product offering.
- Target Opportunities.
- Identify tension between product offering/brand promise and cultural/video conventions.

- Map out video conventions vs our proposed disruptions.
- Pillars / Principles (brand platform).
- Recommendation of app feature set (short and long term).
- Determine MVP of launch product focused around Versace offering or other NEXT signed partnerships.

Part 2: Brand Identity - Look, Feel and Tone (4-6 weeks)

- Develop a cohesive, emotional and own-able personality through written and visual elements, including identity, type kit, color palette and vernacular.

Deliverables:

- Conception of brand name.
- Creation of the brands' look, feel, brand voice and ethos.
- Development of brand identity based upon strategic platform.
- Creation of print/digital brand story to be used to share the company story and mission for online consumers, potential B2B partners, investors and shareholders.
- Development of User Experience and Interface for accompanying App in conjunction with AVYDA Israeli development team.

Part 3: Execution (6 weeks and to overlap with part 2)

- Development of a Versace offering (or other signed partner with high visibility) to launch beta service as a proof point for the platform. This will quickly signal the possibilities of the App to other industries for adoption.

Deliverables for a Versace partnership

- Develop a pilot program with Versace to disrupt how e-commerce is conducted.
- Figure out ways to best leverage the App/technology to create a unique and powerful buying experience that presently doesn't exist.
- Ideate microsite design linked to Versace.com and/or accompanying Versace mobile app if relevant (look and feel of app excludes app coding/programming). Work closely with AVYDA development team to implement.
- Development of creative for integrated marketing campaign to launch service for the US market (assets to be pre-determined based on Versace's marketing budget).

Compensation:

- Fee:
  - $125,000 payable over 6 months. $20,883.33 to be billed on the 1st of each month and due 30 days thereafter.
  - As related to the Video Platform project, if Next Group Holdings stock is priced at split adjusted price of $1.75 or above at start date of video project then CP+B will complete above scope of work at no additional cost. If stock is priced below $1.75, based on current shares outstanding and split adjusted then CP+B and Next Group Holdings to review scope and determine additional fee (cash and/or stock) to complete project.
  - The fee includes travel for up to three team members on up to two domestic trips. Any additional travel including international travel to be paid by Next Group Holdings.
  - Any third party or hard costs needed to be incurred will be passed onto Next Group Holdings for payment. These costs will be estimated by CP+B and approved by Next Group Holdings before accruing these costs. Examples may include video and print production and CP+B production resources, fonts, legal, Spanish or other language translation from English, third party research, trademark costs related to project, etc.
- Stock:
  - 4% (8,774,959 shares of common stock based on 219,373,975 outstanding shares of Next Group Holdings common stock (PLKD) as of March 30, 2016) to be issued as soon as reasonably practicable.
  - Additional 1% of Next Group Holdings common stock (on a fully diluted basis) when company valuation reaches $500,000,000
  - Additional 1% of Next Group Holdings common stock (on a fully diluted basis) when company valuation reaches $750,000,000
  - All shares above will be fully tradable non-restricted common stock (excluding 6 month trading restriction, with a leak out agreement of 10% per month of over 10 months to commence after 6-month restriction has passed) and shall commence on the effective date below. The 10% per month leak out will be waived if there is an event that allows Next Group Holdings to sell 51% or more of their stock before the 10 months leak out period has passed.

Press Release:

- It is understood that Next Group Holdings will issue a press release five days after mutual signature of agreement per SEC rules. Prior to sending, the release will require sign off from CP+B.

Term:

- This term sheet is effective on the latter date from either party below. CP+B will begin work on the Under-banked card scope of work on the effective date.

Crispin, Porter & Bogusky LLC	Next Group Holdings, Inc.
By: DocuSigned by: Michael Sitrin 9BBBDF5C41CF474	By: DocuSigned by: Michael De Prado 519F8DF8D8946C
Name: Michael Sitrin	Name: Michael De Prado
Title: Managing Director, Product Innovation	Title: Founder- President & COO
Date: 4/7/2016	Date: 4/7/2016